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             TRENAM, KEMKER, SCHARF, BARKIN, FRYE, O'NEILL & MULLIS
                            PROFESSIONAL ASSOCIATION
                                ATTORNEYS AT LAW


      TAMPA OFFICE
   2700 BARNETT PLAZA
101 EAST KENNEDY BOULEVARD
   POST OFFICE BOX 1102
 TAMPA, FLORIDA 33601-1102
 TELEPHONE (813) 223-7474
  TELEFAX (813) 229-6553




                               December 23, 1997


VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549

          Re:  Ameristeel Corporation
               Registration Statement on Form S-1
               Registration Statement No. 333-37679

Dear Sir or Madam:

     On behalf of AmeriSteel Corporation (the "Company"), and in accordance with Rule 477 under the Securities Act of 1933, we hereby apply for withdrawal of the Company's Registration Statement on Form S-1 (Registration Statement No. 333-37679), as amended (the "Registration Statement").

     None of the securities covered by the Registration Statement have been sold and the offering to which the Registration Statement relates is being abandoned by the Company as a result of market conditions.

     Please direct any questions or comments with regard to the foregoing to the undersigned at (813) 227-7492.

                                   Sincerely,



                                   Nelson T. Castellano

cc:  Phillip E. Casey
     Tom J. Landa